SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2025

Commission File Number: 001-06439

SONY GROUP CORPORATION

(Translation of registrant’s name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN

(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F ☒	Form 40-F ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY GROUP CORPORATION (Registrant)

By:	/s/ Lin Tao
(Signature)
Lin Tao
Chief Financial Officer

Date: November 11, 2025

List of Materials

Documents attached hereto:

Consolidated Financial Summary for the Second Quarter (Semi-annual) Ended September 30, 2025

Consolidated Financial Summary for the Second Quarter (Semi-annual)

Ended September 30, 2025

(In accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”))

November 11, 2025
Company name	: Sony Group Corporation
Stock exchange listing	: Tokyo Stock Exchange (“TSE”)
Securities code	: 6758
URL	: https://www.sony.com/en/SonyInfo/IR/
Representative	: Hiroki Totoki, Representative Corporate Executive Officer
Contact person	: Teruya Kondo, General Manager, Investor Relations Office
Telephone	: +81-3-6748-2111
Scheduled date to file semi-annual securities report	: November 14, 2025
Scheduled date to commence dividend payment	: December 5, 2025
Preparation of supplementary materials on financial results	: Yes
Holding of financial results briefing	: Yes (for investors and analysts)

(Amounts are rounded to the nearest million yen, unless otherwise noted.)

1. Consolidated financial results for the six months ended September 30, 2025 (from April 1, 2025 to September 30, 2025)

(1) Consolidated operating results (cumulative)	(Percentages indicate year-on-year changes.)

Continuing operations*1	Sales		Operating income		Income before income taxes		Net income		Net income attributable to Sony Group Corporation’s stockholders
Six months ended	Yen in millions	%	Yen in millions	%	Yen in millions	%	Yen in millions	%	Yen in millions	%
September 30, 2025	5,729,522	3.5	768,929	20.4	798,362	18.9	581,227	14.5	570,452	13.7
September 30, 2024	5,536,585	-	638,462	-	671,393	-	507,428	-	501,909	-

Continuing operations*1	Total comprehensive income		Basic earnings per share*2	Diluted earnings per share*2
Six months ended	Yen in millions	%	Yen	Yen
September 30, 2025	670,993	138.8	95.09	94.51
September 30, 2024	280,984	-	82.61	82.34

*1	Effective October 1, 2025, Sony Group Corporation executed a partial spin-off of Sony Financial Group Inc. (“SFGI”), a formerly wholly-owned subsidiary which operates the Financial Services business (the “Spin-off”). As a result of the resolution of Sony Group Corporation’s Board of Directors on May 14, 2025 on a plan for the execution of the Spin-off, the Financial Services business has been classified as a discontinued operation and presented separately from continuing operations, comprised of Sony’s businesses excluding the Financial Services business, from the three months ended June 30, 2025, in accordance with IFRS Accounting Standards. Therefore, the above operating results represent the results for continuing operations. The results for the six months ended September 30, 2024, the comparative period, have been re-presented to conform to the current presentation. On a consolidated basis including the discontinued operation, net income, net income attributable to Sony Group Corporation’s stockholders and total comprehensive income for the six months ended September 30, 2025 were 609,652 million yen, 598,877 million yen and 730,387 million yen, respectively. On a consolidated basis including the discontinued operation, basic earnings per share and diluted earnings per share for the six months ended September 30, 2025 were 99.83 yen and 99.22 yen, respectively. For details of discontinued operations, please refer to “Notes to Condensed Semi-annual Consolidated Financial Statements - Accounting Policy and Other Information (Discontinued Operations)” on page 19 of the Appendix.

*2	Sony Group Corporation conducted a five-for-one stock split of its common stock effective October 1, 2024, with a record date of September 30, 2024. The above figures for basic earnings per share and diluted earnings per share are calculated based on the assumption that the stock split was conducted at the beginning of the fiscal year ended March 31, 2025.

(2) Consolidated financial position

	Total assets	Total equity	Equity attributable to Sony Group Corporation’s stockholders	Ratio of equity attributable to Sony Group Corporation’s stockholders to total assets
As of	Yen in millions	Yen in millions	Yen in millions	%
September 30, 2025	36,127,949	7,994,061	7,687,602	21.3
March 31, 2025	35,293,173	8,510,151	8,179,745	23.2

2. Dividends

	Annual dividends per share
	First quarter-end	Second quarter-end	Third quarter-end	Year-end	Total
	Yen	Yen	Yen	Yen	Yen
Fiscal year ended March 31, 2025*	-	50.00	-	10.00	-
Fiscal year ending March 31, 2026	-	12.50
Fiscal year ending March 31, 2026 (Forecast)			-	12.50	25.00

Notes:

1	Revisions to the forecast of dividends most recently announced: No

2	Upon the execution of the above-mentioned Spin-off, Sony Group Corporation distributed dividends in kind to shareholders appearing in its register of shareholders as of the record date, September 30, 2025, at the rate of one share of common stock of SFGI (“SFGI share(s)”) to one share of common stock of Sony Group Corporation held by each shareholder. However, the above dividend forecast for the fiscal year ending March 31, 2026 does not include such dividends in kind. For details of dividends in kind, please refer to “(Reference) Overview of dividends in kind (non-cash dividends)” below.

*	Sony Group Corporation conducted a five-for-one stock split of its common stock effective October 1, 2024, with a record date of September 30, 2024. The above year-end dividend per share for the fiscal year ended March 31, 2025 is based on a number of shares taking into account the stock split. The total annual dividend per share for the fiscal year ended March 31, 2025 is not presented because the total of the interim dividend and the year-end dividend cannot be calculated due to the effect of the stock split. For the fiscal year ended March 31, 2025, taking the stock split into account, the interim dividend per share at the end of the second quarter would be 10 yen and the total annual dividend per share would be 20 yen.

3. Forecast for Consolidated Results for the Fiscal Year Ending March 31, 2026 (from April 1, 2025 to March 31, 2026)

(Percentages indicate year-on-year changes.)

Fiscal year ending March 31, 2026	Sales		Operating income		Income before income taxes		Net income attributable to Sony Group Corporation’s stockholders
	Yen in millions	%	Yen in millions	%	Yen in millions	%	Yen in millions	%
Continuing operations	12,000,000	-0.3	1,430,000	12.0	1,460,000	8.7	1,050,000	-1.6

Notes:

1	Revisions to the forecast for the fiscal year ending March 31, 2026 most recently announced: Yes

2	The estimated impact from the series of changes in U.S. tariff policy at this time is reflected in the above forecasts for operating income, income before income taxes and net income attributable to Sony Group Corporation’s stockholders. The estimated impact is calculated based on the tariff rates announced as of November 4, 2025. The actual impact could vary significantly from this estimation if future tariff policy or other factors are changed.

3	The above results forecast represents the forecast for continuing operations. In connection with the execution of the above-mentioned Spin-off, a loss of 1 trillion 380 billion yen is expected to be recorded within net income or loss from discontinued operations as a result of the reclassification of the Financial Services business’s accumulated other comprehensive income balance at the time of deconsolidation to net income or loss from discontinued operations. This accounting treatment is a reclassification between items within equity in the consolidated statements of financial position and does not affect total equity or cash flows, or profit or loss for continuing operations. Additionally, it does not affect Sony Group Corporation’s standalone financial statements based on Japanese generally accepted accounting principles (“J-GAAP”) nor the amount available for dividends. Including such loss, a total loss of 1 trillion 360 billion yen is expected to be recorded within net income or loss from discontinued operations in the fiscal year ending March 31, 2026, and the forecast for net income or loss attributable to Sony Group Corporation’s stockholders on a consolidated basis including the discontinued operation for the fiscal year ending March 31, 2026 is a loss of 310 billion yen. Please refer to “Notes to Consolidated Financial Statements - Subsequent Events” on page 20 of the Appendix for the details of the accounting treatments in connection with the Spin-off.

Notes

(1)	Significant changes in scope of consolidation during the period		: No

(2)	Changes in accounting policies and changes in accounting estimates:

	(i)	Changes in accounting policies required by IFRS Accounting Standards	: No
	(ii)	Changes in accounting policies due to other reasons	: No
	(iii)	Changes in accounting estimates	: No

(3) Number of issued shares (common stock):

(i)  Total number of issued shares at the end of the period (including treasury stock)

As of September 30, 2025	6,149,810,645	shares
As of March 31, 2025	6,149,810,645	shares

(ii)  Number of shares of treasury stock at the end of the period

As of September 30, 2025	172,670,715	shares
As of March 31, 2025	124,806,850	shares

(iii) Average number of shares outstanding during the period (cumulative from the beginning of the fiscal year)

Six months ended September 30, 2025	5,999,085,243	shares
Six months ended September 30, 2024	6,075,284,132	shares

Notes:

1 Please refer to “Notes to Condensed Semi-annual Consolidated Financial Statements - Accounting Policy and Other Information (Net Income Attributable to Sony Group Corporation’s Stockholders per Share (“EPS”) and Weighted-average Number of Outstanding Shares Used for the Computation of EPS of Common Stock)” on page 17 of the Appendix for number of shares used as basis for calculating consolidated per share data.

2 Sony Group Corporation conducted a five-for-one stock split of its common stock effective October 1, 2024, with a record date of September 30, 2024. The above figures for the number of issued shares (common stock) are calculated based on the assumption that the stock split was conducted at the beginning of the fiscal year ended March 31, 2025.

* Consolidated Financial Summary for the Second Quarter (Semi-annual) is exempt from review conducted by certified public accountants or an audit firm.

* Proper use of earnings forecasts, and other special matters:

Please refer to “Cautionary Statement” on page 21 of the Appendix for assumptions and other matters related to the forecast of financial results.

Supplementary materials on financial results including the presentation material for the earnings announcement are available on Sony Group Corporation’s website along with this document.

(Reference) Overview of dividends in kind (non-cash dividends)

(1) Record date	Tuesday, September 30, 2025
(2) Type of dividend property	SFGI shares
(3) Total carrying amount of dividend property and value per share	463,885,829,967 yen (77.61 yen per share)
(4) Total fair value of dividend property and value per share	- *
(5) Effective date	Wednesday, October 1, 2025

* In Sony Group Corporation’s standalone financial statements based on J-GAAP, the Spin-off will be accounted for at the appropriate carrying amount of the dividend property as of the effective date of the dividends in kind. The same will apply to the calculation of Sony Group Corporation’s amount available for dividends. Accordingly, the fair value of SFGI shares, which are the dividend property, has not been disclosed.

(Appendix)

Table of Contents for Appendix

All financial information is presented on the basis of IFRS Accounting Standards.

Sony Group Corporation and its consolidated subsidiaries are together referred to as “Sony” or “Sony Group.”

(Unaudited)

Condensed Semi-annual Consolidated Financial Statements

Condensed Semi-annual Consolidated Statements of Financial Position

	Yen in millions
	March 31, 2025	September 30, 2025	Change from March 31, 2025
ASSETS
Current assets:
Cash and cash equivalents	2,980,956	1,497,897	(1,483,059)
Investments and advances in the Financial Services segment	453,677	-	(453,677)
Trade and other receivables, and contract assets	1,943,184	2,039,581	96,397
Inventories	1,310,770	1,676,231	365,461
Other financial assets	145,192	24,434	(120,758)
Other current assets	621,209	712,588	91,379
Assets classified as held for distribution to owners	-	21,286,470	21,286,470
Total current assets	7,454,988	27,237,201	19,782,213
Non-current assets:
Investments accounted for using the equity method	347,718	366,780	19,062
Investments and advances in the Financial Services segment	18,736,298	-	(18,736,298)
Property, plant and equipment	1,513,660	1,403,925	(109,735)
Right-of-use assets	521,685	433,185	(88,500)
Goodwill	1,508,721	1,514,177	5,456
Content assets	2,249,048	2,306,133	57,085
Other intangible assets	671,212	562,837	(108,375)
Deferred tax assets	559,284	480,970	(78,314)
Other financial assets	1,164,630	1,293,993	129,363
Other non-current assets	565,929	528,748	(37,181)
Total non-current assets	27,838,185	8,890,748	(18,947,437)
Total assets	35,293,173	36,127,949	834,776

(Continued on the following page.)

Condensed Semi-annual Consolidated Statements of Financial Position (Continued)

	Yen in millions
	March 31, 2025	September 30, 2025	Change from March 31, 2025
LIABILITIES
Current liabilities:
Short-term borrowings	1,843,959	50,467	(1,793,492)
Current portion of long-term debt	287,445	208,626	(78,819)
Trade and other payables	2,100,144	2,303,392	203,248
Deposits from customers in the banking business	3,981,193	-	(3,981,193)
Income taxes payables	89,485	156,167	66,682
Accrued liabilities for dividends in kind	-	955,700	955,700
Participation and residual liabilities in the Pictures segment	236,752	213,848	(22,904)
Other financial liabilities	110,689	254,494	143,805
Other current liabilities	2,039,121	1,700,414	(338,707)
Liabilities classified as held for distribution to owners	-	20,185,222	20,185,222
Total current liabilities	10,688,788	26,028,330	15,339,542
Non-current liabilities:
Long-term debt	2,066,842	1,344,452	(722,390)
Defined benefit liabilities	236,941	200,430	(36,511)
Deferred tax liabilities	175,228	182,588	7,360
Insurance contract liabilities	12,689,306	-	(12,689,306)
Participation and residual liabilities in the Pictures segment	188,919	144,784	(44,135)
Other financial liabilities	574,351	87,106	(487,245)
Other non-current liabilities	162,647	146,198	(16,449)
Total non-current liabilities	16,094,234	2,105,558	(13,988,676)
Total liabilities	26,783,022	28,133,888	1,350,866
EQUITY
Sony Group Corporation’s stockholders’ equity:
Common stock	881,357	881,357	-
Additional paid-in capital	1,483,527	1,474,297	(9,230)
Retained earnings	6,678,168	6,261,849	(416,319)
Accumulated other comprehensive income	(566,447)	941,206	1,507,653
Accumulated other comprehensive income directly related to the disposal group classified as held for distribution to owners	-	(1,381,779)	(1,381,779)
Treasury stock, at cost	(296,860)	(489,328)	(192,468)
Equity attributable to Sony Group Corporation’s stockholders	8,179,745	7,687,602	(492,143)
Noncontrolling interests	330,406	306,459	(23,947)
Total equity	8,510,151	7,994,061	(516,090)
Total liabilities and equity	35,293,173	36,127,949	834,776

Condensed Quarterly Consolidated Statements of Income

	Yen in millions
	Three months ended September 30
	2024	2025	Change
Continuing operations
Sales	2,971,224	3,107,907	136,683
Costs and expenses:
Cost of sales	2,044,651	2,100,373	55,722
Selling, general and administrative	537,437	552,949	15,512
Other operating (income) expense, net	(2,881)	23,964	26,845
Total costs and expenses	2,579,207	2,677,286	98,079
Share of profit (loss) of investments accounted for using the equity method	(2,676)	(1,647)	1,029
Operating income	389,341	428,974	39,633
Financial income	30,653	31,453	800
Financial expenses	35,483	18,666	(16,817)
Income before income taxes	384,511	441,761	57,250
Income taxes	91,426	123,354	31,928
Net income from continuing operations	293,085	318,407	25,322

Discontinued Operations
Net income from discontinued operations	46,740	50,543	3,803
Net income	339,825	368,950	29,125

Net income attributable to
Sony Group Corporation’s stockholders	338,496	361,968	23,472
Net income from continuing operations	291,756	311,425	19,669
Net income from discontinued operations	46,740	50,543	3,803
Noncontrolling interests	1,329	6,982	5,653

	Yen
	Three months ended September 30
	2024	2025	Change
Per share data:
Net income attributable to Sony Group Corporation’s stockholders
- Basic	55.93	60.48	4.55
Continuing operations	48.21	52.03	3.82
Discontinued operations	7.72	8.45	0.73
- Diluted	55.74	60.10	4.36
Continuing operations	48.04	51.71	3.67
Discontinued operations	7.70	8.39	0.69

Condensed Quarterly Consolidated Statements of Comprehensive Income

	Yen in millions
	Three months ended September 30
	2024	2025	Change
Net income	339,825	368,950	29,125
Other comprehensive income, net of tax -
Items that will not be reclassified to profit or loss
Changes in equity instruments measured at fair value through other comprehensive income	(1,242)	3,319	4,561
Remeasurement of defined benefit pension plans	(5)	6	11
Share of other comprehensive income of investments accounted for using the equity method	(4)	192	196
Other comprehensive income from discontinued operations	(851)	872	1,723
Items that may be reclassified subsequently to profit or loss
Cash flow hedges	861	(3,604)	(4,465)
Exchange differences on translating foreign operations	(444,415)	113,183	557,598
Share of other comprehensive income of investments accounted for using the equity method	(5,390)	1,089	6,479
Other comprehensive income from discontinued operations	103,361	(23,189)	(126,550)
Total other comprehensive income, net of tax	(347,685)	91,868	439,553
Comprehensive income	(7,860)	460,818	468,678

Total Comprehensive income
Comprehensive income from continuing operations	(157,110)	432,592	589,702
Comprehensive income from discontinued operations	149,250	28,226	(121,024)

Comprehensive income attributable to
Sony Group Corporation’s stockholders	(7,156)	453,407	460,563
Comprehensive income from continuing operations	(156,406)	425,181	581,587
Comprehensive income from discontinued operations	149,250	28,226	(121,024)
Noncontrolling interests	(704)	7,411	8,115

Condensed Semi-annual Consolidated Statements of Income

	Yen in millions
	Six months ended September 30
	2024	2025	Change
Continuing operations
Sales	5,536,585	5,729,522	192,937
Costs and expenses:
Cost of sales	3,829,040	3,875,440	46,400
Selling, general and administrative	1,080,851	1,067,751	(13,100)
Other operating (income) expense, net	(12,788)	14,044	26,832
Total costs and expenses	4,897,103	4,957,235	60,132
Share of profit (loss) of investments accounted for using the equity method	(1,020)	(3,358)	(2,338)
Operating income	638,462	768,929	130,467
Financial income	76,479	79,965	3,486
Financial expenses	43,548	50,532	6,984
Income before income taxes	671,393	798,362	126,969
Income taxes	163,965	217,135	53,170
Net income from continuing operations	507,428	581,227	73,799

Discontinued Operations
Net income from discontinued operations	68,225	28,425	(39,800)
Net income	575,653	609,652	33,999

Net income attributable to
Sony Group Corporation’s stockholders	570,134	598,877	28,743
Net income from continuing operations	501,909	570,452	68,543
Net income from discontinued operations	68,225	28,425	(39,800)
Noncontrolling interests	5,519	10,775	5,256

	Yen
	Six months ended September 30
	2024	2025	Change
Per share data:
Net income attributable to Sony Group Corporation’s stockholders
- Basic	93.84	99.83	5.99
Continuing operations	82.61	95.09	12.48
Discontinued operations	11.23	4.74	(6.49)
- Diluted	93.53	99.22	5.69
Continuing operations	82.34	94.51	12.17
Discontinued operations	11.19	4.71	(6.48)

Condensed Semi-annual Consolidated Statements of Comprehensive Income

	Yen in millions
	Six months ended September 30
	2024	2025	Change
Net income	575,653	609,652	33,999
Other comprehensive income, net of tax -
Items that will not be reclassified to profit or loss
Changes in equity instruments measured at fair value through other comprehensive income	(16,828)	2,516	19,344
Remeasurement of defined benefit pension plans	(763)	6	769
Share of other comprehensive income of investments accounted for using the equity method	(1,144)	151	1,295
Other comprehensive income from discontinued operations	(356)	857	1,213
Items that may be reclassified subsequently to profit or loss
Cash flow hedges	(1,416)	(4,548)	(3,132)
Exchange differences on translating foreign operations	(204,714)	90,883	295,597
Share of other comprehensive income of investments accounted for using the equity method	(1,579)	758	2,337
Other comprehensive income from discontinued operations	21,168	30,112	8,944
Total other comprehensive income, net of tax	(205,632)	120,735	326,367
Comprehensive income	370,021	730,387	360,366

Total Comprehensive income
Comprehensive income from continuing operations	280,984	670,993	390,009
Comprehensive income from discontinued operations	89,037	59,394	(29,643)

Comprehensive income attributable to
Sony Group Corporation’s stockholders	365,683	720,295	354,612
Comprehensive income from continuing operations	276,646	660,901	384,255
Comprehensive income from discontinued operations	89,037	59,394	(29,643)
Noncontrolling interests	4,338	10,092	5,754

Condensed Semi-annual Consolidated Statements of Changes in Stockholders’ Equity

	Yen in millions
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock, at cost	Sony Group Corporation’s stockholders’ equity	Noncontrolling interests	Total equity
Balance at April 1, 2024	881,357	1,483,410	6,002,407	(376,063)	(403,934)	7,587,177	168,928	7,756,105
Comprehensive income:
Net income			570,134			570,134	5,519	575,653
Other comprehensive income, net of tax				(204,451)		(204,451)	(1,181)	(205,632)
Total comprehensive income			570,134	(204,451)		365,683	4,338	370,021
Transfer to retained earnings			(21,657)	21,657		-		-
Transactions with stockholders and other:
Stock issued under stock-based compensation transactions		0	(1,631)		8,003	6,372		6,372
Compensation expenses related to stock-based compensation transactions		10,707				10,707		10,707
Dividends declared			(54,965)			(54,965)	(4,220)	(59,185)
Purchase of treasury stock					(202,107)	(202,107)		(202,107)
Reissuance of treasury stock		1			4	5		5
Cancellation of treasury stock		(839)	(127,738)		128,577	-		-
Transactions with noncontrolling interests shareholders and other		(3,900)				(3,900)	137,802	133,902
Balance at September 30, 2024	881,357	1,489,379	6,366,550	(558,857)	(469,457)	7,708,972	306,848	8,015,820

	Yen in millions
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Accumulated other comprehensive income directly related to disposal groups classified as held for distribution to owners	Treasury stock, at cost	Sony Group Corporation’s stockholders’ equity	Noncontrolling interests	Total equity
Balance at April 1, 2025	881,357	1,483,527	6,678,168	(566,447)	-	(296,860)	8,179,745	330,406	8,510,151
Comprehensive income:
Net income			598,877				598,877	10,775	609,652
Other comprehensive income, net of tax				56,155	65,263		121,418	(683)	120,735
Total comprehensive income			598,877	56,155	65,263		720,295	10,092	730,387
Transfer to retained earnings			754	(824)	70		-		-
Transactions with stockholders and other:
Stock issued under stock-based compensation transactions		1,364				26,897	28,261		28,261
Compensation expenses related to stock-based compensation transactions		8,112					8,112		8,112
Dividends declared			(60,250)				(60,250)	(19,032)	(79,282)
Dividends in kind			(955,700)				(955,700)		(955,700)
Purchase of treasury stock						(219,365)	(219,365)		(219,365)
Reissuance of treasury stock		0				0	0		0
Transfer to held for distribution to owners				1,447,112	(1,447,112)		-		-
Transactions with noncontrolling interests shareholders and other		(18,706)		5,210			(13,496)	(15,007)	(28,503)
Balance at September 30, 2025	881,357	1,474,297	6,261,849	941,206	(1,381,779)	(489,328)	7,687,602	306,459	7,994,061

Condensed Semi-annual Consolidated Statements of Cash Flows

	Yen in millions
	Six months ended September 30
	2024	2025
Cash flows from operating activities:
Income before income taxes from continuing operations	671,393	798,362
Adjustments to reconcile income before income taxes from continuing operations to net cash provided by (used in) operating activities:
Depreciation and amortization, including amortization of contract costs	535,561	556,579
Other operating (income) expense, net	(12,788)	14,044
Gain on securities, net	(45,774)	(38,907)
Share of loss of investments accounted for using the equity method, net of dividends	8,430	10,200
Changes in assets and liabilities:
Increase in trade receivables and contract assets	(58,634)	(212,064)
Increase in inventories	(260,950)	(344,176)
Increase in content assets	(408,541)	(295,046)
Increase in trade payables	363,742	328,241
Decrease in taxes payable other than income taxes, net	(16,207)	(5,352)
Increase in other financial assets and other current assets	(36,747)	(65,172)
Decrease in other financial liabilities and other current liabilities	(62,443)	(44,184)
Income taxes paid	(127,321)	(89,895)
Other	22,475	(120,339)
Total net cash provided by operating activities from continuing operations	572,196	492,291
Net cash provided by (used in) operating activities from discontinued operations	44,093	(20,675)
Net cash provided by operating activities	616,289	471,616

(Continued on the following page.)

Condensed Semi-annual Consolidated Statements of Cash Flows (Continued)

	Yen in millions
	Six months ended September 30
	2024	2025
Cash flows from investing activities:
Payments for property, plant and equipment and other intangible assets	(390,874)	(219,879)
Proceeds from sales of property, plant and equipment and other intangible assets	6,648	2,516
Payments for investments and advances	(41,023)	(110,943)
Proceeds from sales or return of investments and collections of advances	33,293	8,465
Payments for purchases of businesses and other	(266,496)	(63,494)
Proceeds from sales of businesses	1,404	3,464
Other	26,920	2,181
Total net cash used in investing activities from continuing operations	(630,128)	(377,690)
Net cash used in investing activities from discontinued operations	(14,802)	(16,281)
Net cash used in investing activities	(644,930)	(393,971)
Cash flows from financing activities:
Increase in short-term borrowings, net	40,410	3,132
Proceeds from issuance of long-term debt	11,085	10,480
Payments of long-term debt	(55,945)	(83,165)
Dividends paid	(54,931)	(60,209)
Payments for purchases of treasury stock	(202,107)	(219,365)
Capital contribution from non-controlling interests	150,804	-
Other	(11,129)	(24,991)
Total net cash used in financing activities from continuing operations	(121,813)	(374,118)
Net cash used in financing activities from discontinued operations	(5,161)	(9,253)
Net cash used in financing activities	(126,974)	(383,371)
Effect of exchange rate changes on cash and cash equivalents	(22,788)	(7,265)
Net decrease in cash and cash equivalents	(178,403)	(312,991)
Cash and cash equivalents at beginning of the fiscal year	1,907,113	2,980,956
Cash and cash equivalents at end of the period	1,728,710	2,667,965
Cash and cash equivalents included in assets held for distribution to owners	-	1,170,068
Cash and cash equivalents in the Condensed Semi-annual Consolidated Statements of Financial Position	1,728,710	1,497,897

Notes to Condensed Semi-annual Consolidated Financial Statements

Business Segment Information

At a meeting of Sony Group Corporation’s Board of Directors (the “Board”) held on May 14, 2025, Sony Group Corporation resolved the plan regarding the execution of a partial spin-off (the “Spin-off”) of Sony Financial Group Inc. (“SFGI”), a wholly-owned subsidiary which operates the Financial Services business. In accordance with the resolution, the Financial Services business was classified as a discontinued operation and has been excluded from the reporting segments. Consequently, the figures for comparative periods have been re-presented. For further information on discontinued operations, please refer to “Notes to Condensed Semi-annual Consolidated Financial Statements - Accounting Policy and Other Information (Discontinued operations).”

(Business Segments)

Segment sales

	Yen in millions
	Three months ended September 30
	2024	2025	Change
Sales:
Game & Network Services -
Customers	1,034,198	1,070,432	36,234
Intersegment	37,332	42,739	5,407
Total	1,071,530	1,113,171	41,641
Music -
Customers	444,000	532,410	88,410
Intersegment	4,197	9,951	5,754
Total	448,197	542,361	94,164
Pictures -
Customers	353,390	343,296	(10,094)
Intersegment	2,406	2,737	331
Total	355,796	346,033	(9,763)
Entertainment, Technology & Services -
Customers	605,712	550,727	(54,985)
Intersegment	14,047	25,010	10,963
Total	619,759	575,737	(44,022)
Imaging & Sensing Solutions -
Customers	509,769	586,183	76,414
Intersegment	25,798	28,459	2,661
Total	535,567	614,642	79,075
All Other -
Customers	20,555	19,555	(1,000)
Intersegment	3,334	4,088	754
Total	23,889	23,643	(246)
Corporate and elimination	(83,514)	(107,680)	(24,166)
Consolidated total	2,971,224	3,107,907	136,683

Note:

Game & Network Services (“G&NS”) intersegment amounts primarily consist of transactions with the Entertainment, Technology & Services (“ET&S”) segment. ET&S intersegment amounts primarily consist of transactions with the G&NS segment. Imaging & Sensing Solutions (“I&SS”) intersegment amounts primarily consist of transactions with the G&NS segment and the ET&S segment. Corporate and elimination includes certain brand and patent royalty income.

Intersegment amounts in each segment, as well as Corporate and elimination, include transaction amounts with discontinued operations.

Segment profit (loss)

	Yen in millions
	Three months ended September 30
	2024	2025	Change
Operating income (loss):
Game & Network Services	138,849	120,354	(18,495)
Music	90,360	115,377	25,017
Pictures	18,475	13,850	(4,625)
Entertainment, Technology & Services	70,155	60,960	(9,195)
Imaging & Sensing Solutions	92,412	138,267	45,855
All Other	(6,483)	(2,906)	3,577
Total	403,768	445,902	42,134
Corporate and elimination	(14,427)	(16,928)	(2,501)
Consolidated operating income	389,341	428,974	39,633

Operating income (loss) is sales less costs and expenses and includes the share of profit (loss) of investments accounted for using the equity method.

Operating income (loss) in each segment, as well as Corporate and elimination, include transaction amounts with discontinued operations.

Segment sales

	Yen in millions
	Six months ended September 30
	2024	2025	Change
Sales:
Game & Network Services -
Customers	1,878,486	1,983,242	104,756
Intersegment	57,955	66,462	8,507
Total	1,936,441	2,049,704	113,263
Music -
Customers	879,726	991,362	111,636
Intersegment	10,493	16,340	5,847
Total	890,219	1,007,702	117,483
Pictures -
Customers	689,946	669,502	(20,444)
Intersegment	3,196	3,635	439
Total	693,142	673,137	(20,005)
Entertainment, Technology & Services -
Customers	1,199,891	1,069,404	(130,487)
Intersegment	20,783	40,591	19,808
Total	1,220,674	1,109,995	(110,679)
Imaging & Sensing Solutions -
Customers	843,077	971,647	128,570
Intersegment	45,970	51,185	5,215
Total	889,047	1,022,832	133,785
All Other -
Customers	39,488	35,794	(3,694)
Intersegment	5,491	7,179	1,688
Total	44,979	42,973	(2,006)
Corporate and elimination	(137,917)	(176,821)	(38,904)
Consolidated total	5,536,585	5,729,522	192,937

Note:

G&NS intersegment amounts primarily consist of transactions with the ET&S segment. ET&S intersegment amounts primarily consist of transactions with the G&NS segment. I&SS intersegment amounts primarily consist of transactions with the G&NS segment and the ET&S segment. Corporate and elimination includes certain brand and patent royalty income.

Intersegment amounts in each segment, as well as Corporate and elimination, include transaction amounts with discontinued operations.

Segment profit (loss)

	Yen in millions
	Six months ended September 30
	2024	2025	Change
Operating income (loss):
Game & Network Services	204,058	268,311	64,253
Music	176,253	208,184	31,931
Pictures	29,783	32,515	2,732
Entertainment, Technology & Services	134,238	104,103	(30,135)
Imaging & Sensing Solutions	129,059	192,518	63,459
All Other	(5,208)	(7,874)	(2,666)
Total	668,183	797,757	129,574
Corporate and elimination	(29,721)	(28,828)	893
Consolidated operating income	638,462	768,929	130,467

Operating income (loss) is sales less costs and expenses and includes the share of profit (loss) of investments accounted for using the equity method.

Operating income (loss) in each segment, as well as Corporate and elimination, include transaction amounts with discontinued operations.

(Sales to Customers by Product Category)

The following table is a breakdown of sales to external customers by product category for each segment. Sony management views each segment as a single operating segment.

	Yen in millions
	Three months ended September 30
Sales:	2024	2025	Change
Game & Network Services
Digital Software and Add-on Content	559,024	568,129	9,105
Network Services	160,779	182,681	21,902
Hardware and Others	314,395	319,622	5,227
Total	1,034,198	1,070,432	36,234
Music
Recorded Music - Streaming	189,471	208,577	19,106
Recorded Music - Others	100,765	112,137	11,372
Music Publishing	91,531	105,779	14,248
Visual Media and Platform	62,233	105,917	43,684
Total	444,000	532,410	88,410
Pictures
Motion Pictures	150,821	105,281	(45,540)
Television Productions	100,728	103,352	2,624
Media Networks	101,841	134,663	32,822
Total	353,390	343,296	(10,094)
Entertainment, Technology & Services
Imaging	184,159	171,828	(12,331)
Sound	70,747	71,310	563
Network Services	44,164	46,522	2,358
Displays	170,247	136,475	(33,772)
Other	136,395	124,592	(11,803)
Total	605,712	550,727	(54,985)
Imaging & Sensing Solutions	509,769	586,183	76,414
All Other	20,555	19,555	(1,000)
Corporate	3,600	5,304	1,704
Consolidated total	2,971,224	3,107,907	136,683

Note:

Sony has realigned its product categories in the ET&S segment due to changes in business categories from the first quarter of the fiscal year ending March 31, 2026. In accordance with this realignment, results for the three months ended September 30, 2024 in the table above have been reclassified to conform to the current presentation.

	Yen in millions
	Six months ended September 30
Sales:	2024	2025	Change
Game & Network Services
Digital Software and Add-on Content	991,776	1,060,276	68,500
Network Services	320,125	355,329	35,204
Hardware and Others	566,585	567,637	1,052
Total	1,878,486	1,983,242	104,756
Music
Recorded Music - Streaming	386,134	404,593	18,459
Recorded Music - Others	203,381	217,610	14,229
Music Publishing	188,207	204,464	16,257
Visual Media and Platform	102,004	164,695	62,691
Total	879,726	991,362	111,636
Pictures
Motion Pictures	283,855	212,414	(71,441)
Television Productions	195,013	224,979	29,966
Media Networks	211,078	232,109	21,031
Total	689,946	669,502	(20,444)
Entertainment, Technology & Services
Imaging	391,184	359,127	(32,057)
Sound	144,814	137,181	(7,633)
Network Services	88,802	92,119	3,317
Displays	307,474	237,738	(69,736)
Other	267,617	243,239	(24,378)
Total	1,199,891	1,069,404	(130,487)
Imaging & Sensing Solutions	843,077	971,647	128,570
All Other	39,488	35,794	(3,694)
Corporate	5,971	8,571	2,600
Consolidated total	5,536,585	5,729,522	192,937

Note:

Sony has realigned its product categories in the ET&S segment due to changes in business categories from the first quarter of the fiscal year ending March 31, 2026. In accordance with this realignment, results for the six months ended September 30, 2024 in the table above have been reclassified to conform to the current presentation.

In the G&NS segment, Digital Software and Add-on Content includes distribution of software titles and add-on content through the network; Network Services includes network services relating to game, video and music content; Hardware and Others includes home gaming consoles, packaged software, game software sold bundled with home gaming consoles, peripheral devices and first-party software for third-party platforms. In the Music segment, Recorded Music - Streaming includes the distribution of digital recorded music by streaming; Recorded Music - Others includes the distribution of recorded music by physical media and digital download as well as revenue derived from artists’ live performances and merchandising; Music Publishing includes the management and licensing of the words and music of songs; Visual Media and Platform includes the production and distribution of animation titles and game applications, and various service offerings for music and visual products. In the Pictures segment, Motion Pictures includes the worldwide production, acquisition and distribution of live-action and animated motion pictures; Television Productions includes the production, acquisition and distribution of television programming; Media Networks includes the operation of television networks and direct-to-consumer streaming services worldwide. In the ET&S segment, Imaging includes image and video content creation products and solutions, including interchangeable lens cameras and interchangeable lenses; Sound includes headphones and wireless speakers; Network Service includes internet-related services; Displays includes display products such as LCD and OLED televisions, as well as projectors; Other includes smartphones, home audio products and medical equipment, as well as sports officiating support and content production support services.

Going Concern Assumption

Not Applicable

Accounting Policy and Other Information

(Net Income Attributable to Sony Group Corporation’s Stockholders per Share (“EPS”) and Weighted-average Number of Outstanding Shares Used for the Computation of EPS of Common Stock)

	Yen in millions
	Three months ended September 30
	2024	2025
Net income attributable to Sony Group Corporation’s stockholders for basic and diluted EPS computation	338,496	361,968
Continuing operations	291,756	311,425
Discontinued operations	46,740	50,543

	Thousands of shares
	Three months ended September 30
	2024	2025
Weighted-average shares outstanding for basic EPS computation	6,051,720	5,984,979
Effect of dilutive securities:
Stock options	16,593	26,898
Restricted stock units	4,892	10,803
Weighted-average shares for diluted EPS computation	6,073,205	6,022,680

	Yen in millions
	Six months ended September 30
	2024	2025
Net income attributable to Sony Group Corporation’s stockholders for basic and diluted EPS computation	570,134	598,877
Continuing operations	501,909	570,452
Discontinued operations	68,225	28,425

	Thousands of shares
	Six months ended September 30
	2024	2025
Weighted-average shares outstanding for basic EPS computation	6,075,284	5,999,085
Effect of dilutive securities:
Stock options	15,397	26,036
Restricted stock units	4,756	10,667
Weighted-average shares for diluted EPS computation	6,095,437	6,035,788

Note:

Sony Group Corporation conducted a five-for-one stock split of its common stock effective October 1, 2024, with a record date of September 30, 2024. Basic and diluted EPS are calculated based on the assumption that the stock split was conducted at the beginning of the fiscal year ended March 31, 2025.

(Segmentation)

The G&NS segment includes the production and sales of digital software and add-on content, the network services businesses and the manufacture and sales of home gaming products. The Music segment includes the Recorded Music, Music Publishing and Visual Media and Platform businesses. The Pictures segment includes the Motion Pictures, Television Productions and Media Networks businesses. The ET&S segment includes the Imaging business, the Sound business, the Network Services business and the Displays business. The I&SS segment includes the image sensors business. All Other consists of various operating activities, including the disc manufacturing and recording media businesses. Sony’s products and services are generally unique to a single operating segment.

At a meeting of the Board held on May 14, 2025, Sony Group Corporation resolved the plan regarding the execution of the Spin-off. In accordance with the resolution, the Financial Services business was classified as a discontinued operation and has been excluded from the reporting segments. Consequently, the figures for comparative periods have been re-presented. For further information on discontinued operations, please refer to “Notes to Condensed Semi-annual Consolidated Financial Statements - Accounting Policy and Other Information (Discontinued operations).”

(Change in presentation)

At a meeting of the Board held on May 14, 2025, Sony Group Corporation resolved the plan regarding the execution of the Spin-off. In connection with the resolution, the Financial Services business was classified as a discontinued operation. Income and losses related to business classified as a discontinued operation are separately presented, net of income taxes, following net income from continuing operations, in the condensed quarterly consolidated statements of income and condensed semi-annual consolidated statements of income, respectively. In accordance with the classification of the Financial Services business as a discontinued operation, the condensed quarterly consolidated statements of income, condensed semi-annual consolidated statements of income, condensed quarterly consolidated statements of comprehensive income, condensed semi-annual consolidated statements of comprehensive income, condensed semi-annual consolidated statements of cash flows, and related notes to the condensed semi-annual consolidated financial statements for comparative periods have been re-presented separately for continuing operations and discontinued operations. In the condensed semi-annual consolidated statements of cash flows, cash flows from operating, investing and financing activities are presented separately for continuing operations and discontinued operations. The balance of cash and cash equivalents at end of the period is presented separately as cash and cash equivalents included in assets held for distribution to owners and cash and cash equivalents in the condensed semi-annual consolidated statements of financial position. For further information on discontinued operations, refer to “Notes to Condensed Semi-annual Consolidated Financial Statements - Accounting Policy and Other Information (Discontinued operations).”

(Discontinued operations)

At a meeting of the Board held on May 14, 2025, Sony Group Corporation resolved to submit a resolution for the execution of the Spin-off, effective October 1, 2025, to the Board in early September 2025. Afterwards, at a meeting of the Board held on September 3, 2025, Sony Group Corporation resolved to execute the Spin-off effective October 1, 2025. Upon execution of the Spin-off effective October 1, 2025, Sony Group Corporation distributed dividends in kind to shareholders appearing in Sony Group Corporation’s register of shareholders as of the record date, September 30, 2025, at the rate of one share of common stock of SFGI (“SFGI share(s)”) to one share of common stock of Sony Group Corporation held by each shareholder. As a result, Sony Group Corporation holds 16.40% of SFGI shares.

In connection with the Board resolution on May 14, 2025 on the plan for the execution of the Spin-off, Sony Group Corporation determined that the distribution of SFGI shares was highly probable and the Financial Services business was classified as a discontinued operation, in accordance with IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations.” As a result, in the condensed quarterly consolidated statements of income, condensed semi-annual consolidated statements of income, condensed quarterly consolidated statements of comprehensive income, condensed semi-annual consolidated statements of comprehensive income and condensed semi-annual consolidated statements of cash flows; revenue, expenses, other comprehensive income and cash flows of the Financial Services business, among other items, are separated from continuing operations, comprised of Sony’s businesses excluding the Financial Services business, and presented as net income or loss from discontinued operations, other comprehensive income from discontinued operations, and net cash from discontinued operations, respectively. Additionally, in the condensed semi-annual consolidated statements of financial position, assets and liabilities of the Financial Services business were classified as a disposal group held for distribution to owners. Accumulated other comprehensive income directly related to the disposal group was classified as held for distribution to owners.

For the disposal group classified as held for distribution to owners, as of September 30, 2025, its fair value less the incremental costs directly attributable to the distribution of the disposal group, excluding finance costs and income tax expense, is more than the carrying amount, so they are measured using the carrying amount.

At the Board meeting held on September 3, 2025, Sony Group Corporation resolved to distribute a portion of SFGI shares to its shareholders as dividends in kind. In connection with such resolution, Sony Group Corporation reduced retained earnings and recognized dividends payable for the amount equivalent to the fair value of the portion of SFGI shares that was scheduled to be distributed as dividends in kind. The amount of dividends payable as of September 30, 2025 is 955,700 million yen. This amount is included in accrued liabilities for dividends in kind in the condensed semi-annual consolidated statements of financial position.

(1) Disposal group classified as held for distribution to owners

Yen in millions
September 30, 2025
Assets classified as held for distribution to owners
Cash and cash equivalents	1,170,068
Investments and advances in the Financial Services business	19,427,349
Others	689,053
Total assets	21,286,470
Liabilities classified as held for distribution to owners
Short-term borrowings	1,860,032
Deposits from customers in the banking business	4,363,218
Long-term debt	684,705
Insurance contract liabilities	12,925,357
Others	351,910
Total liabilities	20,185,222
Accumulated other comprehensive income directly related to the disposal group classified as held for distribution to owners
Changes in equity instruments measured at fair value through other comprehensive income	(3,984)
Changes in debt instruments measured at fair value through other comprehensive income	(1,640,079)
Insurance finance income (expenses)	263,298
Others	(1,014)
Total accumulated other comprehensive income	(1,381,779)

(2) Results of discontinued operations

	Yen in millions
	Six months ended September 30
	2024	2025
Financial services revenue	380,661	678,023
Financial services expenses	284,865	640,811
Other income (expenses), net	(75)	(237)
Income before income taxes from discontinued operations	95,721	36,975
Income taxes	27,496	8,550
Net income from discontinued operations	68,225	28,425
Other comprehensive income from discontinued operations	20,812	30,969
Items that will not be reclassified to profit or loss
Changes in equity instruments measured at fair value through other comprehensive income	(284)	963
Remeasurement of defined pension plans	(72)	(106)
Items that may be reclassified subsequently to profit or loss
Changes in debt instruments measured at fair value through other comprehensive income	(215,586)	(293,622)
Insurance finance income (expenses)	236,830	323,982
Others	(76)	(248)
Comprehensive income from discontinued operations	89,037	59,394

Subsequent Events

(Execution of a partial spin-off of the Financial Services business)

Sony Group Corporation executed the Spin-off effective October 1, 2025. Consequently, SFGI, which was a wholly-owned subsidiary of Sony Group Corporation, was deconsolidated and became an affiliate accounted for using the equity method.

As a result of the execution of the Spin-off, approximately 1 trillion 380 billion yen of accumulated other comprehensive income directly related to the disposal group classified as held for distribution to owners at the time of the execution is expected to be transferred to net loss from discontinued operations in the consolidated statements of income.

In addition, as a result of the execution of the Spin-off, SFGI became an affiliate accounted for using the equity method and the fair value of SFGI shares will be recorded as its initial investment cost. At the time of the execution of the Spin-off, since Sony’s equity interest in the net fair value of SFGI’s identifiable assets and liabilities exceeds the cost of the initial recognition of the investment, the excess will be recognized as the share of profit of investments accounted for using the equity method in the third quarter of the fiscal year ending March 31, 2026. On the other hand, since the fair value of SFGI shares as of October 1, 2025 is lower than the equity method carrying amount, Sony expects to record an impairment loss of the same amount as the difference, as the share of loss of investments accounted for using the equity method.

(Establishment of a facility for the repurchase of shares of its own common stock)

Sony Group Corporation approved the establishment of the following facility for the repurchase of its own common stock pursuant to the Companies Act of Japan and Sony Group Corporation’s Articles of Incorporation at the meeting of the Board held on November 11, 2025.

1. Total number of shares for repurchase: 35 million shares (maximum)

2. Total purchase price for repurchase of shares: 100 billion yen (maximum)

3. Period of repurchase: November 12, 2025 to May 14, 2026

Overview of Operating Results

For the overview of operating results for the second quarter ended September 30, 2025, including the results forecast for the fiscal year ending March 31, 2026, please refer to “Q2 FY2025 Consolidated Financial Results” (the presentation material for the earnings announcement) disclosed on the same date as this document on the TDnet of the TSE and the website of Sony Group Corporation.

Cautionary Statement

Statements made in this material with respect to Sony’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Sony. Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “intend,” “seek,” “may,” “might,” “could” or “should,” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management’s assumptions, judgments and beliefs in light of the information currently available to it. Sony cautions investors that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore investors should not place undue reliance on them. Investors also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Sony disclaims any such obligation. Risks and uncertainties that might affect Sony include, but are not limited to:

(i)	Sony’s ability to maintain product quality and customer satisfaction with its products and services;
(ii)	Sony’s ability to continue to design and develop and win acceptance of, as well as achieve sufficient cost reductions for, its products and services, including image sensors, game and network platforms, smartphones and televisions, which are offered in highly competitive markets characterized by severe price competition and continual new product and service introductions, rapid development in technology and subjective and changing customer preferences;
(iii)	Sony’s ability to implement successful hardware, software, and content integration strategies, and to develop and implement successful sales and distribution strategies in light of new technologies and distribution platforms;
(iv)	the effectiveness of Sony’s strategies and their execution, including but not limited to the success of Sony’s acquisitions, joint ventures, investments, capital expenditures, restructurings and other strategic initiatives;
(v)	changes in laws, regulations and government policies in the markets in which Sony and its third-party suppliers, service providers and business partners operate, including those related to taxation, as well as growing consumer focus on corporate social responsibility;
(vi)	Sony’s continued ability to identify the products, services and market trends with significant growth potential, to devote sufficient resources to research and development, to prioritize investments and capital expenditures correctly and to recoup its investments and capital expenditures, including those required for technology development and product capacity;
(vii)	Sony’s reliance on external business partners, including for the procurement of parts, components, software and network services for its products or services, the manufacturing, marketing and distribution of its products, and its other business operations;
(viii)	the global economic and political environment in which Sony operates and the economic and political conditions in Sony’s markets, particularly levels of consumer spending;
(ix)	Sony’s ability to meet operational and liquidity needs as a result of significant volatility and disruption in the global financial markets or a ratings downgrade;
(x)	Sony’s ability to forecast demands, manage timely procurement and control inventories;
(xi)	foreign exchange rates, particularly between the yen and the U.S. dollar, the euro and other currencies in which Sony makes significant sales and incurs production costs, or in which Sony’s assets, liabilities and operating results are denominated;
(xii)	Sony’s ability to recruit, retain and maintain productive relations with highly skilled personnel;
(xiii)	Sony’s ability to prevent unauthorized use or theft of intellectual property rights, to obtain or renew licenses relating to intellectual property rights and to defend itself against claims that its products or services infringe the intellectual property rights owned by others;
(xiv)	the impact of changes in interest rates and unfavorable conditions or developments (including market fluctuations or volatility) in the equity and bond markets on the revenue and operating income of the Financial Services business;
(xv)	shifts in customer demand for financial services such as life insurance and Sony’s ability to conduct successful asset liability management in the Financial Services business;
(xvi)	risks related to catastrophic disasters, geopolitical conflicts, pandemic disease or similar events;
(xvii)	the ability of Sony, its third-party service providers or business partners to anticipate and manage cybersecurity risk, including the risk of unauthorized access to Sony’s business information and the personally identifiable information of its employees and customers, potential business disruptions or financial losses; and
(xviii)	the outcome of pending and/or future legal and/or regulatory proceedings.

Risks and uncertainties also include the impact of any future events with material adverse impact. The continued impact of developments relating to the situations in Ukraine and Russia and in the Middle East, as well as the series of changes in U.S. tariff policy, could heighten many of the risks and uncertainties noted above. Important information regarding risks and uncertainties is also set forth in Sony’s most recent Form 20-F, which is on file with the U.S. Securities and Exchange Commission.